

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

<u>Via Fax & U.S. Mail</u>

Mr. William G. Barker, III
Senior Vice President and Chief Financial Officer
1415 West 22nd Street
Oak Brook, IL 60523

     Re: Federal Signal Corporation
               Form 10-K for the year ended December 31, 2009
               Filed February 26, 2010
               File No. 1-6033

Dear Mr. Barker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Linda Cvrkel
                         Branch Chief